                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)(1)

                                  dELiA*s, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   246911 10 1
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               MATTHEW L. FESHBACH
                              MLF INVESTMENTS, LLC
                        455 N. Indian Rocks Road, Suite B
                         Belleair Bluffs, Florida 33770
                                  727-450-4950
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 8, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          NOTE.  The  Schedules  filed in paper  format  shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

--------
     (1)  The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 2 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  215,343 shares (1)
  OWNED BY    -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   4,750,252 shares (2)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              215,343 shares (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              4,750,252 shares (2)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,965,595 shares (1)(2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Consists of warrants to purchase shares of Common Stock.

(2)  Consists of shares of Common Stock held by MLF Offshore  Portfolio Company,
     L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 3 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY    -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   4,750,252 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              4,750,252 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,750,252 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 4 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY    -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   4,750,252 shares (1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                              4,750,252 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,750,252 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

(1)  Consists of shares of Common Stock held by MLF Offshore  Portfolio Company,
     L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 5 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY    -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   4,750,252 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              4,750,252 shares (1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,750,252 shares (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

(1)  Consists of shares of Common Stock held by MLF Offshore  Portfolio Company,
     L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 6 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY    -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   4,750,252 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              4,750,252 shares (1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,750,252 shares (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

(1)  Consists of shares of Common Stock held by MLF Offshore  Portfolio Company,
     L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 7 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  6,021 shares
  OWNED BY    -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   4,965,595 shares (1)(2)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              6,021 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              4,965,595 shares (1)(2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,971,616 shares (1)(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

(1)  Includes  warrants to purchase  215,343  shares of Common Stock held by MLF
     Investments, LLC.

(3)  Includes  4,750,252  shares of Common Stock held by MLF Offshore  Portfolio
     Company, L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 8 of 11 Pages
------------------------                                  ----------------------

     The following  constitutes  Amendment No. 1 ("Amendment No. 2") to Schedule
13D, as amended to date, filed by the undersigned  (the "Schedule 13D").  Except as  specifically  amended by this  Amendment  No. 2, the Schedule 13D remains in full force and effect.

Item 3 is hereby amended in its entirety to read as follows

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of June 9, 2006, MLF Offshore  beneficially  owned  4,750,252  shares of
Common Stock. MLFI, Mr. Feshbach,  MLF Cayman, MLF Holdings, and MLF Capital may
be deemed to beneficially  own the shares of Common Stock owned by MLF Offshore.
3,836,541  Shares were issued by the Issuer  pursuant to a spin-off  from Alloy,
Inc.  at a rate of one share of the Issuer  for every two shares of Alloy,  Inc.
held by the MLF Offshore as of December 7, 2005.  913,711  Shares were purchased by  MLF  Offshore  for  $7,191,500  using  funds  borrowed  from  Deutsche  Bank
Securities,  Inc.  (the  "Bank")  pursuant to a Prime Broker  Arrangement  dated
February  13, 2006 by and among  affiliates  of MLF  Offshore  and the Bank,  as amended.

     As of June 9, 2006, MLFI  beneficially  owned warrants to purchase  215,343
Shares (the "Warrants").  The Warrants are immediately  exercisable  warrants at
$7.43 per Share and  terminates  February 23, 2016. The Warrants were granted by the Issuer to MLFI pursuant to the Standby Agreement.

     As of June 9, 2006, Mr. Feshbach also owns (i) 5,399 shares issued pursuant to the spin-off from Alloy,  Inc.  restricted stock under the Alloy,  Inc. Stock
Incentive Plan, which shares are subject to Alloy, Inc.'s right of repurchase in certain  circumstances  outlined in a  restricted  stock  agreement  between Mr.
Feshbach  and Alloy,  Inc. and (ii) 622 shares of common stock upon his exercise of options at $7.43 per share granted by the Issuer to Mr. Feshbach  pursuant to the spin off of the Issuer from  Alloy,  Inc. at a rate of an option to purchase one share of common  stock of the Issuer for every option to purchase two shares of common stock of Alloy,  Inc. Mr. Feshbach used his personal funds to purchase such Shares.

     Items 5(a) and (b) are hereby amended in their entirety as follows:

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon the sum off (a) 26,366,729  Shares  outstanding as of
May 10, 2006, which is the total number of Shares outstanding as reported in the
Issuer's  Definitive  Proxy  Statement  on  Schedule  14A,  as  filed  with  the
Securities and Exchange Commission on May 15, 2006.

          As of the  close  of  business  on June 9,  2006,  each of  MLFI,  MLF
Offshore,  MLF Cayman, MLF Holdings and MLF Capital beneficially owned 4,750,252
Shares,  constituting  approximately 18.0% of the Shares outstanding.  MLFI also beneficially owns an additional 215,343 Shares,  less than one percent of Shares outstanding, upon exercise of the Warrants.

          As of the close of  business  on June 9,  2006,  Mr.  Feshbach  may be deemed to own the 4,750,252  Shares owned by MLF Offshore,  215,343 Shares owned by MLFI and 6,021  restricted  Shares,  or an  aggregate  of  4,971,616  Shares, constituting approximately 18.9 of the Shares outstanding.

          (b) Each of Mr. Feshbach, MLFI, MLF Offshore, MLF Cayman, MLF Holdings
and MLF  Capital  shares the power to vote and dispose or to direct the vote and disposition  of  4,750,252  Shares,  or 18.0%  of the  Shares  outstanding.  Mr.
Feshbach and MLFI shares the power to vote and dispose or to direct the vote and disposition of an additional  215,343  Shares  issuable upon the exercise of the
Warrants.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 9 of 11 Pages
------------------------                                  ----------------------

     Mr.  Feshbach  has sole power to vote and  dispose of an  additional  6,021
Shares, or 0.1% of the Shares outstanding.

          Item 5(c) is hereby amended to include the following:

               (c) The table  below lists the  transactions  effected by each of the  Reporting  Persons in the past 60 days  immediately  prior to the filing of this  Amendment  No. 2. All  transactions  were  effected  through  open  market purchases.

MLF OFFSHORE COMPANY, L.P.

--------------------------------------------------------------------------------
Shares of Common
 Stock Acquired             Price Per Share ($)                 Date of Transfer
--------------------------------------------------------------------------------
     92,491                      8.9641                              5/7/06
--------------------------------------------------------------------------------
    100,000                      8.9171                              5/7/06
--------------------------------------------------------------------------------
     70,000                      9.0304                              5/8/06
--------------------------------------------------------------------------------

MATTHEW L. FESHBACH

         None

MLF INVESTMENTS, LLC

         None

MLF CAYMAN GP, LTD.

         None

MLF CAPITAL MANAGEMENT, L.P.

         None

MLF HOLDINGS, LLC

         None

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 10 of 11 Pages
------------------------                                  ----------------------

                                   SIGNATURES

         After  reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: June 9, 2006

                                            /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            MATTHEW L. FESHBACH

                                            MLF INVESTMENTS, LLC

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name: Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                            By: MLF Cayman GP, Ltd.
                                                Title: General Partner

                                            By: MLF Capital Management, L.P.
                                                Sole shareholder

                                            By: MLF Holdings, LLC,
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF CAYMAN GP, LTD.

                                            By: MLF Capital Management, L.P.
                                                Sole shareholder

                                            By: MLF Holdings, LLC,
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 11 of 11 Pages
------------------------                                  ----------------------

                                            MLF CAPITAL MANAGEMENT, L.P.

                                            By: MLF Holdings, LLC
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name: Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF HOLDINGS, LLC

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name: Matthew L. Feshbach
                                                Title: Managing Member